The future illuminated: Philips Lighting CEO addresses industry transformation at New York Light Fair

Wednesday, May 06, 2009

New York, United States – Royal Philips Electronics (NYSE: PHG, AEX: PHI) today addressed the dramatic shifts in the lighting industry by outlining the company’s vision of lighting at a time of market transformation largely fueled by the advent of solid state lighting (SSL).

Speaking at the opening of Lightfair International 2009, Rudy Provoost, CEO of Philips Lighting outlined how Philips – a global company of leading businesses in Healthcare, Lighting and Consumer Lifestyle – is improving the quality of people’s lives through delivering total lighting solutions designed around the experiences and needs of people.

“As the lighting industry evolves, we seek to create the right balance between delivering energy efficient solutions, enhancing economic prosperity, and protecting environmental health and social equity,” said Mr. Provoost.

“At Philips Lighting, this means that we want to leverage advanced technologies such as SSL to enhance people’s wellbeing and improve their experience of light, wherever they might be. At home, in the office, on the road, in the car, shopping, wherever—the power and reach of SSL gives us the ability to do both. To be successful in providing solutions we must work closely together with our channel partners and lighting professionals — such as architects, lighting designers and installers, just to name a few.”

Mr. Provoost also detailed how Philips, the world’s no.1 in lighting, is bringing together the expanded portfolio of businesses within the company’s Lighting sector, to offer complete and integrated solutions to vertical market segments, ranging from outdoor applications to hospitality, entertainment and other indoor environments.

“Augmented by a series of acquisitions, significant investment in green technologies and focus on the customer, our portfolio is unique to the lighting industry,” Mr Provoost stated. “From components, and electronics to complete solid-state lighting systems, we have in place a holistic framework to optimally serve both professional customers and consumers.”

During his speech, Mr. Provoost also called upon the industry to work together on the adoption of standards for energy efficiency, along with open and collaborative innovation: “We call upon the lighting industry’s stakeholders to seize the tremendous opportunity to embrace the changes being brought about by a combination of government legislation and economic stimulus to build a sustainable future.”

More Information

•	Speech by Rudy Provoost

•	Philips unveils industry-changing lighting transformations

•	Philips Lighting News Center

For further information, please contact:

Santa van der Laarse
Philips Corporate Communications
Tel: +31 20 59 77 209
Email: santa.van.der.laarse@philips.com

Simon Poulter
Philips Lighting Communications
Tel: +31 6 5 1066 949
Email: simon.poulter@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified Health and Well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 116,000 employees in more than 60 countries worldwide. With sales of EUR 26 billion in 2008, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.